Exhibit 99.1

TSX: VLNS NASDAQ:VLNS INVESTOR DAY 2022 THEVALENSCOMPANY.COM

NOTICE TO RECIPIENT This presentation (the “Presentation”) of The Valens Company Inc.(the “Company” or “The Valens Company” or “Valens”) is an overview only and does not contain all the information that a prospective investor may require to make investment decisions. This Presentation is for information purposes only and does not constitute an offer to sell or a solicitation to buy any securities of the Company. In making an investment decision, investors must rely on their own examination of the Company, including the merits and risks involved. This presentation is confidential and contains confidential information and distribution of this presentation may also be restricted or prohibited by law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions. FORWARD LOOKING STATEMENTS This Presentation contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects",“ is expected", "anticipates", "plans", "budget", "scheduled", "forecasts", "estimates", "believes“ or "intends", or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. By their nature, forward-looking statements are based on assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to be materially different from any future results, performance or achievements, or industry developments, expressed or implied by the forward-looking statements and information. These risks are described in the Company’s latest Annual Information Form for the year ended November 30, 2020 and Management’s Discussion and Analysis of the Company for the three-month period ended February 28, 2021 (the “MD&A”), each as filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com. Examples of forward-looking statements include, without limitation:(A) financial forecasts of the Company;(B) the intention to grow the business and operations of the Company;(C) anticipated timing for the availability of the Company’s products to market and expected sale prices;(D) expected growth in the number of users of medical and recreational marijuana anticipated in various regional and international markets; and (E) the expansion of the Company’s business into other revenue streams. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Presentation. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: expectations regarding the ability of the Company to raise capital and grow through acquisitions; growth strategy, joint venture and other commercial opportunities, including cannabis-related legal reform and regulatory changes with respect to the U.S. and other international markets, and the ability of the Company to capitalize on these opportunities through its stated work program; and expected sources and uses of capital. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained in this Presentation are expressly qualified in their entirety by this cautionary statement. The forward-looking statements and information included in this Presentation are made as of the date of this Presentation and the Company assumes no obligation to update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. TSX: VLNS | NASDAQ: VLNS 2

Historical statements contained in this Presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by the Company. In particular, historical results of the Company should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast. CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION To the extent any forward-looking statement in this Presentation constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is being provided to demonstrate the anticipated market penetration and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements generally, are, without limitation, based on the assumptions and subject to risks as set out above under the heading “Forward-Looking Statements”. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue and expenses may differ materially from the revenue and expenses profiles provided in this presentation. Such information is presented for illustrative purposes only and may not be an indication of the Company’s actual financial position or results of operations. THIRD PARTY INFORMATION This Presentation includes market and industry data which was obtained from various publicly available third-party sources. In preparing this Presentation, the Company has relied upon such data from certain of these sources and other sources believed by the Company to be true. Although the Company believes it to be reliable, the Company has not independently verified any of the data or conclusions from third-party sources referred to in this presentation, or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying assumptions relied upon by such sources. The Company does not make any representation or warranty as to the accuracy or completeness, or suitability for any given analytical purpose, of such data or conclusions and disclaims any liability to the recipient from the recipient’s use of any such report or source, or the data or conclusions therein, including those reproduced herein. USE OF NON-GAAP MEASURES Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss and comprehensive loss from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share- based payments, unrealized gains and losses from short term investments and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above.A description of these financial measures, including a reconciliation of such measures, to the extent possible, against the most directly comparable IFRS measure, can be found starting on page 7 of the MD&A for the three-month period ended February 28, 2021 . 3 TSX: VLNS | NASDAQ: VLNS

TSX: VLNS NASDAQ:VLNS INVESTOR DAY VIDEO

OPENING REMARKS VALENS LEADERSHIP TEAM 5 TSX: VLNS | NASDAQ: VLNS Tyler Robson, B.A.& Sc. Chair of the Board, Chief Executive Officer & Co-founder Mr. Robson has worked extensively over the last decade in cannabis science, focusing on R&D, proprietary extraction processing and medical application. Under Mr. Robson’s leadership, The Valens Company has repositioned its core offering from extraction services to product development and manufacturing, becoming one of the largest third-party cannabis consumer packaged goods manufacturers in Canada. Sunil Gandhi, CPA Chief Financial Officer Mr. Gandhi brings 25 years of corporate and operational finance experience largely in the consumer-packaged goods and alcohol beverage industries., with a demonstrated track record in refining operations and supporting growth for both large public companies and high-growth private enterprises. He previously served as CFO at Trophy Foods and VP, Finance for one of North America’s largest private alcohol beverage companies. Chantel Popoff Chief Operating Officer Ms. Popoff has over a decade of experience in managing 21+ Western Canadian retail pharmacy chains, including Shoppers Drug Mart. After her time in pharma, she spent over 6 years in senior managerial roles in the Canadian natural health food industry. Jeff Fallows LLB/MBA, CFA President Mr. Fallows is an accomplished finance professional with over 18 years of experience working on a wide range of financial transactions in the cannabis, consumer products and industrial products industries. He spent the last 10 years working with a number of cannabis companies to raise capital and has advised on some of the largest transactions in the sector. Prior to joining The Valens Company, Mr. Fallows worked as a Managing Director at ATB Financial. Adam Shea Chief Commercial Officer Mr. Shea holds over 16 years of experience in commercial strategy, sales, and marketing with a strong knowledge of the Canadian and US consumer packaged goods landscape. He has held senior positions with various consumer-focused organizations in the food, beverage, tobacco and cosmetics industries, such as Weston Foods, Red Bull, Coty Beauty and British American Tobacco. Everett Knight, CFA EVP, Corporate Development and Capital Markets Mr. Knight holds over a decade of experience in Portfolio Management and Private Equity. At Matco Financial, he launched the first ever institutional long only cannabis mandate in Canada and managed a small cap fund, ranked first in its category. He is known for his thought leadership and expertise in analyzing, lobbying, investing, advising, and consulting throughout the cannabis value chain.

6 TABLE OF CONTENTS 1. Opening Remarks 2. Long Term Market Opportunity 3. 2021 Review and Recap 4. 2022 Business Plan 5. Summary and Closing Remark

T Y L E R ROBSON CHIEF EXECUTIVE OFFICER & CHAIRMAN

OPENING REMARKS KEY OBJECTIVES FOR 2022 8 TSX: VLNS | NASDAQ: VLNS 8 TSX: VLNS | NASDAQ: VLNS Rolling out revenue and EBITDA guidance for 2023: 1. Successfully transitioned the business into a leading Provincial Sales platform with quickly growing brands 2. Deployed “Fewer, Bigger, Better” approach with B2B customers 3. Commissioned K2 and Pommies facilities for next generation product development and manufacturing 1. Vapes, Edibles, Beverages – Top 5 player 2. Flower Products – Top 10 player 3. Gross margin improvement, positive EBITDA by Q4 4. Further entry into the US market 1. Revenue of minimum $225MM 2. Adjusted EBITDA margins >10% Valens made incredible progress over 2021 including some key milestones: Key objectives for 2022

OUR MISSION BRINGING THE BENEFITS OF CANNABIS TO THE WORLD 9 TSX: VLNS | NASDAQ: VLNS

OPENING REMARKS KEY THEMES FOR 2022 Canadian Market Landscape Contract Grow Supports Flexible Platform Innovation • Entering a transitional year • Expect continued decrease in biomass pricing through 2022 • Increased consolidation in 2022 will open up market share opportunities • Contract grow is key to Valens platform • Optimize supply chain to drive down input cost for each product and drive on-time-in-full shipments • IP drives innovation which ultimately is key to Valens continued market share gains • Sales velocity is a forward indicator entering 2022 10 TSX: VLNS | NASDAQ: VLNS Canada Average Price / Gram(1) Greenhouse, Indoor and Outdoor Deep Cannabis Formulation + CPG Product Development Expertise $10.81 $8.76 $5.73 (1) Stifel Financial estimates

EVERETT KNIGHT EVP CORPORATE DEVELOPMENT & CAPITAL MARKETS

LONG TERM MARKET OPPORTUNITY

KEY STATS SNAPSHOT

FUNDAMENTALS	**+374%**[1]	**#2**	**#1**	**C$77B**[2]
	Valens Y/Y Growth in Retail Sales	Position Valens holds in dried flower SKU in December 2021	Revenue generated per dollar invested compared to peers	Forecasted 2026 global cannabis revenues
CAPITAL MARKETS	**-37%**	**1.0x**[3]	**108%**[3]	**~C$2.00**
	Valens share price performance in 2021	Average analyst revenue forecast for 2022E EV/Revenue	Analyst projected 2022E revenue growth	The tangible book value of Valens assets

(1) Hifyre data for Ontario, Alberta, British Columbia and Saskatchewan for the three months ended January 2022 vs the year-ago period
(2) BDSA September 2021 Cannabis Forecast; converted at USD/CAD exchange rate of 1.24
(3) S&P Capital IQ as of January 31, 2022, Consensus research analyst estimates

TSX: VLNS | NASDAQ: VLNS

12

LONG TERM MARKET OPPORTUNITY CAPITALIZING ON THE GLOBAL LEGALIZATION OF CANNABIS 13 (1) BDSA September 2021 Cannabis Forecast; converted at USD/CAD exchange rate of 1.24 Estimated Size of Global Legal Cannabis Market(1) • The global legal cannabis market is expected to reach C$77.0 billion in 2026, representing a CAGR of ~19.2% • Valens expects that the global legal cannabis market will be one of the fastest growing consumer categories through 2026 as more countries opt to legalize through medical and recreational regulatory frameworks TSX: VLNS | NASDAQ: VLNS $26.8 $77.0 $0.0 $20.0 $40.0 $60.0 $80.0 2020 2021 2022 2023 2024 2025 2026 Sales (C$, Billions) +187%

LONG TERM MARKET OPPORTUNITY CANNABIS MARKET FORECASTS 14 TSX: VLNS | NASDAQ: VLNS $1.2 $2.6 $3.9 $5.0 $10.0 2019 2020 2021 2022 LEGAL + ILLICIT CANADIAN CANNABIS MARKET FORECAST (C$B) 1 2 +156% 1 $22.3 $30.9 $37.2 $58.9 2020 2021 2022 2023 2024 2025 2026 U.S. CANNABIS MARKET FORECAST (C$B)(3) +91% (1) Stifel estimates (2) Cantor Fitzgerald estimates (3) U.S. Cannabis Market Forecast as per BDSA (Legal Cannabis Forecast October 2021 Report), Market opportunity for THC in the U.S. will depend on anticipated Federal legalization, clarity and harmonization of state regulations in the U.S., and Valens being able to pursue the same under TSX and Nasdaq rules

$146.0 $119.3 $98.8 $82.1 $81.2 $67.3 $29.0 $26.5 $22.2 $21.9 $19.4 $19.3 $17.2 $3.9 LONG TERM MARKET OPPORTUNITY CANNABIS IS A TOP FOUR CONSUMER CATEGORY IN THE U.S. 15 (1) Euromonitor, BDSA, Jefferies Estimates; Jefferies Initiation Report on US Cannabis dated July 7, 2021, Market opportunity for THC in the U.S. will depend on anticipated Federal legalization, clarity and harmonization of state regulations in the U.S., and Valens being able to pursue the same under TSX and Nasdaq rules (2) S&P Capital IQ as of December 31, 2021, See Appendix A sector cohorts Annual U.S. Consumer Spending Across Categories (US$, Billions)(1) • The majority of global cannabis spending remains in the illicit market; however, Valens expects it to move legal over time • Including both legal and illicit spending, cannabis is estimated to be in the top four of all consumer categories TSX: VLNS | NASDAQ: VLNS Largest Company in Each Sector (USB$)2 $285 $212 $174 TBD $154 $58 $156 $323 $6 $110 $428 $451 $7 $110

LONG TERM MARKET OPPORTUNITY

UNDERFORMANCE OF GROWTH STOCKS IN THE BACK HALF OF 2021

- Cannabis companies faced a challenging 2021 with the most pain felt in less liquid, small-mid capitalization companies
- Despite having the lowest enterprise value of the top Canadian LPs, Valens outperformed half of its peer group
- In general, growth stocks experienced a sharp pullback into 2022, with inflation and other macroeconomic worries at the forefront of conversation
- Valens believes the pullback in its shares presents an attractive entry point for investors

2021 Share Price Performance[1]	
The Valens Company Inc.	**-37%**
US Listed Canadian LPs	
Tilray Brands, Inc.	-15%
Canopy Growth Corporation	-65%
Aurora Cannabis Inc.	-35%
Village Farms International, Inc.	-37%
HEXO Corp.	-81%
OrganiGram Holdings Inc.	31%
Cronos Group Inc.	-44%
Average	**-35%**

(1) S&P Capital IQ as of December 31, 2021

TSX: VLNS | NASDAQ: VLNS 16

LONG TERM MARKET OPPORTUNITY VALUATION MULTIPLES 17 TSX: VLNS | NASDAQ: VLNS • Valens trades at a significant discount of 1.0x EV/Revenue 2022E compared to its US Listed Canadian LP peers at 3.6x • Valens also trades at a significant discount compared to mature CPG industries (tobacco, pharmaceuticals, and household products), despite having the highest growth rate Valens trades at the lowest multiple with the highest forecasted growth rate – we aim to change this over time as Valens achieves its growth objectives and demonstrates its ability to manage the growth 2022 2023 2022 2023 The Valens Company Inc. 1.0x 0.7x 108% 37% US MSOs 3.3x 2.7x 42% 23% US Listed Canadian LPs 3.6x 2.8x 37% 32% Technology 8.6x 6.8x 31% 26% Non-Alcohol 6.5x 5.6x 24% 18% Packaged Foods 2.9x 2.6x 7% 5% Alcohol 4.8x 4.5x 8% 5% Household Products 4.0x 3.9x 4% 3% Tobacco 4.6x 4.5x 3% 3% Pharmaceuticals 4.3x 4.4x 1% -3% Revenue Growth EV/Revenue Source: S&P Capital IQ as of January 31, 2021. Consensus research analyst estimates. See Appendix B for industry constituents

LONG TERM MARKET OPPORTUNITY

INSTITUTIONAL OWNERSHIP

- Valens recently listed on the Nasdaq and anticipates a catch-up in institutional adoption versus its Nasdaq listed LP peers
- Institutional ownership in the sector is ~44% lower than the average of mature CPG industries, cannabis is still in the early innings of attracting institutional capital[1]

Institutional Ownership[1]	
The Valens Company Inc.	**12.6%**
US MSOs	4.3%
US Listed Canadian LPs	15.6%
Non-US Listed Canadian LPs	5.9%
Technology	71.8%
Non-Alcohol	52.0%
Packaged Foods	59.7%
Alcohol	60.2%
Household Products	76.2%
Tobacco	73.7%
Pharmaceuticals	76.9%

CANOPY GROWTH CORPORATION TM
14.7%[1]

AURORA TM
18.3%[1]

Village farms TM
23.6%[1]

Valens has a clear near-term catch-up opportunity with institutional investors compared to some of its U.S. Listed Canadian LP peers

(1) S&P Capital IQ as of January 31, 2022. See Appendix B for industry constituents

TSX: VLNS | NASDAQ: VLNS 18

LONG TERM MARKET OPPORTUNITY GROWTH RATES OF CANADA VS U.S. 19 TSX: VLNS | NASDAQ: VLNS 12.5% 4.0% 3.3% 1.3% -1.8% -5.2% -5.5% -10.8% -19.2% Growth Rates (Jun-Nov 2021)(1) • Canada has grown 12.5% in the 6-months from June to November 2021, growing faster than all U.S. states with over $100 million in monthly sales(1) • Canada has grown faster month-over-month than the leading top three U.S. States by total sales from June to November 2021(1) (1) Stifel Financial estimates

LONG TERM MARKET OPPORTUNITY CANADIAN MARKET LANDSCAPE • There are currently over 800 companies competing in the Canadian cannabis marketplace today • Valens anticipates that there will be bankruptcies and with it opportunities to take market share in 2022 • Valens is competing in strategic categories and price points, with the known expectation of further declines in pricing for dried cannabis 207 90 35 17 271 122 8 8 37 23 1 1 New Brunswick Nova Scotia PEI NFLD Licensed Cultivators, Processors, & Sellers in Canada(1) (1) Health Canada as of February 5, 2022 20 TSX: VLNS | NASDAQ: VLNS

1. One of the most innovative manufacturing platforms in Canada Fully built and comprehensive manufacturing and distribution platform which utilizes the latest forms of innovation and automation 2. Strategically positioned downstream from cultivation Use of contract growing partners combined with spot purchases provides efficient use of capital during a period of excess capacity and oversupply 4. Prominently positioned in the US with a top CBD brand Significant exposure to the US market via Green Roads, a leading CBD brand, positioned to capitalize on any future changes in regulations 3. Valens is an innovation machine in developing new products Leveraging decades of experience to facilitate the development and production of in demand products faster than its Canadian competitors Rightsized for the market today, constantly optimizing for the future LONG TERM MARKET OPPORTUNITY CLEAR IDENTIFICATION OF ADVANTAGES 21 TSX: VLNS | NASDAQ: VLNS

TSX: VLNS NASDAQ:VLNS 2021 REVIEW & RECAP

23 TSX: VLNS | NASDAQ: VLNS DELIVERING ON COMMITMENTS EXITED 2021 AS A COMPLETELY DIFFERENT COMPANY THAN WHEN VALENS ENTERED Expanded Domestic & Global Footprint: Began Trading on NASDAQ: Corporate Visibility Liquidity Shareholder Base 8 Provinces & Territories 50 States 10 Countries Entered US Market: Expanded into Brands: Top 10 CBD Brand(1) Edibles Flower Pre-Rolls Successfully Commissioned K2 & Pommies: Economies of Scale (1) Based on estimates from Brightfield for latest quarterly period (Q3 2021)

CORE OPERATIONS RECENTLY ADDED OPERATIONS CULTIVATION EXTRACTION / BIOMASS SOURCING PURIFICATION FORMULATION PRODUCT MANUFACTURING BRANDED PRODUCTS SALES & DISTRIBUTION One of the largest buyers of biomass in Canada The only LP in Canada with a full suite of extraction capabilities Scale and efficiency makes Valens a low cost producer IP portfolio creates a sustainable competitive advantage Branded products across specialized categories Strong relationships with supporting sales teams generates strong listing performance 2021 REVIEW & RECAP VALENS IN THE VALUE CHAIN 255 PROVINCIAL LISTINGS ACROSS 5 OWNED BRANDS IN-MARKET TODAY 24 TSX: VLNS | NASDAQ: VLNS 70+ PRODUCTS ACROSS 50 STATES – ONLINE + 7,000 RETAIL LOCATION

2021 REVIEW & RECAP B2B SALES - FEWER, BIGGER, BETTER 25 TSX: VLNS | NASDAQ: VLNS 2 1 3 4 5 Increase productivity and improve asset utilization Provide services from manufacturing to sales and distribution Simplify relationships with “Fewer, Bigger, Better” strategy Provide platform for CPG branding, marketing and distribution Provide a licensed entryway for top tier consumer brands • Engaged in highly-selective and strategic co-manufacturing opportunities designed to:

2021 REVIEW & RECAP PROVINCIAL SALES - DEMONSTRATED SALES EXECUTION ACROSS INDUSTRY LEADING PRODUCTS 26 TSX: VLNS | NASDAQ: VLNS Provincial Listings Province Q1 2021 Q4 2021 Jan 2022 ON 22 52 57 AB 22 56 62 BC 18 35 38 SK 13 27 33 MB 0 33 33 Other 0 16 32 Total Listings 75 219 255 Total Provincially-Listed SKUs 28 78 89 Listings-to-SKUs Ratio 2.7 2.8 2.9 • Valens is one of the fastest growing Canadian LPs by provincial listings - offering consumers and the provinces with the products they want at attractive price points

2021 REVIEW & RECAP LARGEST GROWTH IN RETAIL SALES AMONG PEERS 27 TSX: VLNS | NASDAQ: VLNS • Valens had the largest Y/Y growth in retail sales among peers in its largest provincial markets • 374% sales growth Y/Y • 40% sales growth Q/Q • Strong progress demonstrates Valens’ clear execution ability and success in launching and growing its owned brands Retail Sales Growth(1) (1) As per Hifyre data for Ontario, Alberta, British Columbia and Saskatchewan for the three months ended January 2022 vs the year-ago period, and vs the prior three-month period Nov-Jan 2022 Nov-Jan 2022 Rank Company Y/Y % Q/Q % 1 Valens 374% 40% 2 Cronos 112% 25% 3 Auxly 145% 19% 4 Decibel 131% 18% 5 Organigram 142% 8% 6 Indiva 72% 8% 7 Village Farms 48% -2% 8 Hexo -10% -9% 9 Canopy -25% -18% 10 Tilray -29% -21% 11 Aurora -58% -22%

2021 REVIEW & RECAP ONE OF THE LARGEST PLAYERS IN ONTARIO – CANADA’S LARGEST MARKET 28 TSX: VLNS | NASDAQ: VLNS • Valens has demonstrated success in Ontario, Canada’s largest market, achieving the 8th highest market share of OCS depletions in January 2022 • Strong momentum in January 2022 with the largest M/M increase in market share of OCS depletions among the top 8 players • Importantly, the Versus and Contraband products were only launched in the last 2 weeks of January 2022 – placing Valens in a strong position entering February Dec 2021 Jan 2022 M/M Rank Company % Share % Share Change 1 Hexo 10.85% 10.41% -0.44% 2 Auxly 8.58% 8.90% 0.32% 3 Village Farms 7.58% 7.84% 0.26% 4 Organigram 8.16% 7.29% -0.88% 5 Tilray 6.74% 6.67% -0.07% 6 Canopy 5.50% 4.57% -0.93% 7 Cronos 4.80% 3.51% -1.29% 8 Valens 2.82% 3.25% 0.43% OCS Market Share of Depletions(1) (1) As per OCS depletions data in dollars encompassing online sales on OCS.ca and wholesale sales to private retailers

AWARDED TOP EXTRACTION COMPANY Green Roads 2021 REVIEW & RECAP 29 TSX: VLNS | NASDAQ: VLNS Citizen Stash Verse LYF Food Technology • One of the oldest and most trusted brands in the US CBD industry 200,000+ Customers currently opted- in to Green Road’s email list 7,000 Retail locations • Strategic expansion into flower and pre-rolls with a strong genetics library and contract grow network • Early issues surrounding the B.C. floods have been largely mitigated but have still impacted the supply chain (i.e., trucking and shipments) • Strategic expansion into the value segment with a leading brand portfolio spanning all major product categories • Valens has been able to leverage Verse's innovative product portfolio and value price to showcase the advantages of its low-cost, industry leading manufacturing capabilities • Team has 25+ years experience in food manufacturing, with thorough knowledge in developing innovative confectionary goods • 20+ products in market today listed across Canada • Edibles expected to drive 12 - 15% of provincial and B2B sales in 2022 STRATEGIC ACQUISITIONS COMPLEMENT VALENS ECOSYSTEM

CHANTEL POPOFF CHIEF OPERATING OFFICER

OPERATIONS: 2021 REVIEW & RECAP

SIGNIFICANT MILESTONES DESPITE A CHALLENGING ENVIRONMENT

K2 Commissioned

- ✓ Enables Valens to leverage its low-cost cannabis platform to drive product sales
- ✓ Launched flower, pre-rolls, and topicals as new product verticals in 2021
- ✓ Doubled vape manufacturing capacity in 2021
- ✓ Installed pre-roll manufacturing equipment with a capacity to produce 8.6MM annually
- ✓ Installed Nitrotin packing line, with a capacity to produce 720,000 units of 3.5g premium flower offering

Pommies Commissioned

- ✓ Provides Valens with a cannabis-infused beverage innovation, manufacturing, and distribution hub
- ✓ Ability to produce 8+ million units per year on a single shift
- ✓ Production of both cannabis-infused beverages in cans and PET bottles across various sizes and formats

Operational Constraints

- x COVID induced supply chain complications combined with packaging and shipping cost overruns
- x Navigating a challenging labour market, absentees and utilizing temporary labour staff
- x Regulatory environment continues to add significant complexities

TSX: VLNS | NASDAQ: VLNS 31

OPERATIONS: BEST IN CLASS PRODUCT INNOVATION

ONE OF THE MOST INNOVATIVE & DIVERSIFIED MANUFACTURING PLATFORMS IN CANADA

JANUARY 2021



- Distillate, Full Spectrum
- 1g format



- SoRSE emulsion: water soluble, quick onset, no taste/smell, shelf stable
- 355 ml PET bottles
- Iced Tea (2 flavours)



- Hydrocarbon, Solvent, & Solventless
- 1g format
- One of the first LPs to introduce crumble

INNOVATION LEADS IN 2021

JANUARY 2022



- Live Terpenes, Live Resin
- 1g format
- Doubled manufacturing capacity



- Commissioned Pommies Facility, capable of 8+ million beverages / year
- 355 ml resealable cans
- Seltzers (4 flavours)



- Commissioned commercial-scale LYF Facility
- 400,000+ gummies capacity
- Gummies, Chocolate, Confectionary



- Access to proprietary transdermal delivery system
- Roll-On, Cream, Bath Bombs



- Value & Premium offering
- 3.5g, 7g, 14g, 28g formats
- Nitrotin Packing Line
- Contract grow allows for consistent quality



- Fully automated, capable of producing 8+ million pre-roll/ year
- 0.35g, 0.5g, 1g formats



- Catalogue of premium flower genetics
- Access to rare cannabinoids (CBN, CBG, CBC THCA)
- Continuous IP development



- Sugar Diamonds, Resin, Hash
- 1g format

TSX: VLNS | NASDAQ: VLNS 32

OPERATIONS: 2021 REVIEW & RECAP DEMONSTRATED EXECUTION ABILITIES IN RECORD YEAR 33 • 2021 was an increasingly complex environment for Valens operations team, not only as order flow ramped up significantly but also due to heightened lead times and costs stemming from the pandemic TSX: VLNS | NASDAQ: VLNS January 2021 January 2022 Y / Y Increase Pallets Shipped 90 290 +3.2x Work Orders 220 850 +3.9x International Lead Times(1) 4 weeks 8 - 12 weeks +3.0x Trucking Costs(2) $4k $12k +3.0x Sea Freight Costs(3) $5k $30k +6.0x Number of Full Time Production Employees 85 152 +1.8x (1) Average production lead time for shipment from Asia (2) Average cost for Less Than Truckload shipments from British Columbia to Ontario (3) Average cost for shipping full containers from Asia

OPERATIONS: 2021 REVIEW & RECAP EXITING 2021 WITH THE BEST POSITIONED ASSET BASE 34 • One of the premier manufacturing platforms for cannabis in the world, right sized for the current state of the market • Large investments have been made into automation equipment and best practices which help drive efficiencies • Platform is highly flexible and is constantly innovating in extraction technology and product manufacturing • Constraints remain in managing global supply challenges, all things shipping, trucking, and packaging materials TSX: VLNS | NASDAQ: VLNS Canada K1 • Location: Kelowna, BC • Extraction hub inclusive of Ethanol, CO2, and Hydrocarbon K1 K2 Pommies K2 • Location: Kelowna, BC • Comprehensive manufacturing hub • Building advanced IP • Capacity: 8.6MM pre-rolls Pommies • Location: GTA, ON • Leading beverage platform • Capacity: 8.0MM units LYF • Location: Kelowna, BC • Leading edible platform • Capacity: 60.0MM units Note: Capacity figures based on one shift and five days per week, ability to scale as demand increases

A D A M S H E A CHIEF COMMERCIAL OFFICER

2022 BUSINESS PLAN KEY OBJECTIVES FOR CANADIAN PROVINCIAL SALES AND B2B • Successful transition to branded product sales and finished goods manufacturing for B2B customers from toll processing and strictly B2B in 18 months Key objectives for 2022: 1. Vapes, Edibles, Beverages - Top 5 player 2. Flower Products – Top 10 player • Provincial Sales anticipated to drive 40% - 50% of 2022E revenue • Provincial listings' growth of 141% from Q1 2021 to Q3 2021 • Listening to the provinces and providing them with the products they want – acceptance rates are industry best • Big bets on flower, pre rolls, vapes, edibles and beverages • B2B Sales anticipated to be 15 - 25% of 2022E revenue • Focus on “Fewer, Bigger, Better” 36 TSX: VLNS | NASDAQ: VLNS

BY THE END OF 2022, VALENS EXPECTS TO HAVE LISTINGS IN EVERY MAJOR CATEGORY ACROSS ALL THREE MAJOR PRICE POINTS THIS PORTFOLIO WILL RUN ACROSS FOUR KEY BRANDS: VERSUS, CITIZEN STASH, CONTRABAND & VACAY MORE BRANDS ARE EXPECTED TO BE ADDED IN 2023 & 2024 TO SATISFY THE WIDE VARIETY OF CONSUMER TASTES & REGIONAL PREFERENCES CONTRAST THIS VERY COMPREHENSIVE PORTFOLIO VS JUST TWO YEARS AGO WHEN VALENS ONLY COMPETED IN VALUE FLOWER PRE-ROLL VAPE CONCENTRATES EDIBLES BEVERAGES PREMIUM CORE VALUE 2022 BUSINESS PLAN COMPETING IN EVERY MAJOR CATEGORY & PRICE POINT 37 TSX: VLNS | NASDAQ: VLNS

2022 BUSINESS PLAN COVERING THE MARKET WITH A TIGHT SET OF BRANDS 38 TSX: VLNS | NASDAQ: VLNS FLOWER PRE-ROLL VAPE CONCENTRATES EDIBLES BEVERAGES PREMIUM CORE VALUE VERSUS IS OUR VALUE PLAY ACROSS ALL MAJOR CATEGORIES & WILL BE THE OVERALL VOLUME & REVENUE LEADER FOR VALENS CITIZEN STASH IS EXPECTED TO BUILD ON ITS SUCCESS IN FLOWER & PREROLLS & ADD VAPES / CONCENTRATES IN 2022, WITH THE BRAND BUILDING MIGHT OF VALENS BEHIND IT TO GIVE IT THE BOOST IT DESERVES CONTRABAND IS VALENS’ FIRST LAUNCHED PREMIUM BRAND IN THE FLOWER, PREROLL, VAPE & CONCENTRATE CATEGORIES. IT IS EXPECTED TO BECOME THE GO-TO LIFESTYLE BRAND FOR URBAN MUSIC, FASHION & ART ENTHUSIASTS VACAY IS EXPECTED TO CONTINUE TO BUILD ON ITS EDIBLES PORTFOLIO AT MULTIPLE PRICE POINTS (DEPENDING ON THE FOOD FORMAT) & ADD BEVERAGES IN 2022

2022 BUSINESS PLAN VALENS HOUSE OF BRANDS 39 TSX: VLNS | NASDAQ: VLNS

40 2022 BUSINESS PLAN PROVINCIAL SALES - CROSS CANADA PENETRATION S H I N Y B UD • Increasing retail relationships through regulated trade activity and budtender education to drive product awareness • Current exposure to 80%+ of the Canadian market and actively working for a solution to its footprint in Quebec Current Retail Footprint Retail Footprint in Development TSX: VLNS | NASDAQ: VLNS

2022 BUSINESS PLAN B2B SALES - FOCUS ON FEWER, BIGGER, BETTER 41 TSX: VLNS | NASDAQ: VLNS Legacy B2B Business Working with many LPs and Brand Partners • Lack of consistency in order volumes • Higher quantity of customer touch points • Smaller order quantities • Disadvantaged by long term consolidation • Lower margins and profitability 41 TSX: VLNS | NASDAQ: VLNS New B2B Business Working with 5 / 7 largest LPs - Fewer, Bigger, Better ✓ Commitments for repeated order volumes ✓ Less customers leads to less touch points ✓ Larger order quantities ✓ Advantage in long term consolidation ✓ Higher margins and profitability

2022 BUSINESS PLAN END TO END SOLUTION PROVIDER FOR LARGE SCALE CPG TSX: VLNS | OTCQX: VLNCF 42 Testing & R&D Commercialization Product Launch • OTC CBD sales will likely be permitted in Canada, much the like U.S., opening the door for a significant increase in distribution • Valens has been working with large CPG companies in the R&D stage to develop products for the market once open

Q U I N N SHISKIN DIRECTOR PRODUCT INNOVATION

2022 BUSINESS PLAN

THE SECRET SAUCE - VALENS IS AN INNOVATION MACHINE

EXTENSIVE MANUFACTURING ASSETS & TECHNOLOGY

- CO_2, Ethanol, Hydrocarbon Extraction
- Automated Soft Chew Line
- Automated Chocolate Line with Filling Capabilities
- Canning & Bottling Line
- Automated Pre-Roll Line
- NitroTin Line
- Vape Filling Line
- Topicals Line

DEEP CANNABIS FORMULATION + CPG PRODUCT DEVELOPMENT EXPERTISE

- R&D Scientists
- Extract Specialists
- Cannabis 2.0 Formulation Specialists
- Liquid Formulation Specialists
- Master Chocolatiers & Bakers
- Confectionary Experts
- Tier-1 CPG Level Innovation, Marketing, Operations and Supply Chain
- Legacy Market Expertise

LOWEST COST EXTRACTION & BIOMASS SOURCING

- Largest Consumer of Flower Biomass in Canada
- Lowest Cost Biomass
- Canada's Largest Extractor
- Lowest Cost of Extract in Canada (the key input to Cannabis 2.0 new products)

TSX: VLNS | NASDAQ: VLNS

44

2022 BUSINESS PLAN

SELECTION OF 2022 TARGETED INNOVATION

	FLOWER	PRE-ROLL	VAPE	CONCENTRATES	EDIBLES	BEVERAGES
PREMIUM	• Flap Jacks 3.5g • Flap Jacks 7g • Platinum Cookies 3.5g • Platinum Cookies 7g • Oreoz 3.5g • Oreoz 7g	• 1 x 1g CNDYLND • 1 x 1g Flap Jacks • 1 x 1g Platinum Cookies • 1 x 1g Oreoz	• CNDYLND Cured Resin 1g • Flap Jacks Cured Resin 1g • Platinum Cookies Cured Resin 1g • Oreoz Cured Resin 1g	• 1 x 1g BIG WILLIE Live Resin Infused Preroll • CNDYLND Cured Resin Badder 1g • Platinum Cookies Cured Resin Badder 1g	• 10mg THC Creamy Peanut Butter Cup (Half Time by Vacay)	• Pineapple Mandarin Orange Low Dose Tropical Soda 2mg THC • Key Lime Cherry Low Dose Soda 2mg THC
CORE	• 14g MAC1 • 14g Sunset Sherbert • 14g Fruity Pebbles • 14g Jungle Breath	• Citizen Stash Preroll Variety Pack 4 x 0.5g (MAC1, Sunset Sherbert, Fruity Pebbles, Jungle Breath)	• MAC1 Cured Resin 1g 510 Thread Vape Cartridge	• 2 x 0.5g MAC1 Cured Resin Infused Preroll	• 10mg THC Creamy Dark Chocolate Mint • 10mg THC Creamy Milk Chocolate Caramel Mocha	• 4-Pack Pineapple Mandarin Orange 2mg THC Low Dose Soda • 4-Pack Key Lime Cherry 2mg THC Low Dose Tropical Soda
VALUE	• Super Lemon Haze 28g Whole Flower • Black Mountain Skunk Quarter Mill 7g • Sun Valley Diesel Quarter Mill 7g	• BC God Bud 1 x 1g • Dreamweaver 1 x 1g • Spr Lemon Hz 1 x 1g • Super Lemon Haze 12 x 0.5g	• Citrus OG 1g • Menthol Magic 1g • Hoppy Haze 1g • Super Lemon Haze 1g • BC God Bud 1g • Dreamweaver 1g	• White Rhino Wax 1g • Super Lemon Haze Wax 1g • 1 x 1g Distillate Infused Preroll	• Strawberry Mother Puckers 10mg THC Super Sour Chews • Peach Mother Puckers 10mg Super Sour Chews • Apple Mother Puckers 10mg Super Sour Chews	• Key Lime Rapid Seltzer 10mg THC • Mango Rapid Seltzer 10mg THC • Black Cherry Rapid Seltzer 10mg THC

TSX: VLNS | NASDAQ: VLNS 45

46% 54% Infused Pre-Rolls Non-Infused Pre-Rolls 2022 BUSINESS PLAN INNOVATION SPOTLIGHT - INFUSED PRE-ROLLS 46 TSX: VLNS | NASDAQ: VLNS • As consumers look for new and innovative products in the market, infused pre-rolls are anticipated to gain market share in Canada • An infused pre-roll is manufactured with a mixture of flower and concentrates/extracts • subcategory Valens believes will gain significant traction in the Canadian market, looking at California, the subcategory represented 46% of all pre-roll sales in 2021(1) • Infused pre-rolls are growing rapidly, positioned to be consumers go-to over non-infused in mature markets • Valens is best suited to own this category given its leading expertise in concentrates/extracts, pre-roll manufacturing, and innovating in categories where complexities are apparent California 2021 Pre-Roll Sales(1) 5% 99% Non-Infused Pre-Rolls Infused Pre-Rolls California 2021 Y/Y Growth in Pre-Rolls (1) (1) BDSA data for the California market

2022 BUSINESS PLAN

INNOVATION SPOTLIGHT - SORSE EMULSION TECHNOLOGY

EMULSIONS ARE NOT CREATED EQUALLY

- Proven stability of emulsion
- Low sensory impact (cannabis taste free)
- Repeatable experience

Failed Emulsion(1)


Time of each measurement
Backscattering - no zoom
80%
60%
40%
20%
0%
Clarification
Creaming
0mm
50mm
Scan
Bar-code
No-ref
0:00:00:00
0:00:42:13
0:02:47:20
0:02:48:33
0:03:13:15
0:21:22:54
2:20:32:09
2:20:32:40
3:23:12:28
3:23:12:59
6:23:44:23
7:01:06:49
11:04:45:05
13:23:42:15
13:23:42:46
21:01:55:06
21:23:40:50
34:22:26:07
38:00:31:57
41:23:18:35
12
Months

SōRSE BY VALENS - PROVEN STABILITY

- No creaming, clarification or sedimentation
- First sip is the same as your last, complete homogeneity

SōRSE Emulsion(1)


12
Months

(1) *SoRSE Technology*

TSX: VLNS | NASDAQ: VLNS 47

JEFF FALLOWS P R E S I D E N T

2022 BUSINESS PLAN U.S. CBD MARKET POSIED FOR GROWTH 49 • The U.S. CBD market presents a compelling opportunity • Significant revenue growth potential • Strong gross margins (50%+) • Strategic entry into the U.S. ahead of regulatory changes that can create a demand explosion • Increased access to international markets with fewer regulatory restrictions on export • Consolidation and industry shake-up is creating opportunity • ~3,500 companies at peak to under 2,000(1) today • Mass Covid-related shutdowns will benefit (and is already benefiting) the larger players in the market • The timing is ideal for a Valens push into the U.S. market TSX: VLNS | NASDAQ: VLNS U.S. CBD MARKET FORECAST (C$B)(2) $5.7 $5.9 $7.2 $9.4 $11.6 $13.3 $14.8 2020 2021 2022 2023 2024 2025 2026 (1) Brightfield “US CBD Competitive Landscape” (2) Brightfield CBD Industry Analysis

2022 BUSINESS PLAN THE GREEN ROADS BRAND IS STRONG AND WELL POSITIONED 50 $565 $415 $172 $168 $140 $121 $0 $100 $200 $300 $400 $500 $600 Sales Per $MM ACV of the Top 5 Brands(1) Green Roads has one of the highest sales per retailer where the brand is sold TSX: VLNS | NASDAQ: VLNS Aware : Consider Aware : Purchase Consider : Purchase Brand % Rank % Rank % Rank CBD Brand 1 69.1% 1 45.3% 1 65.6% 2 CBD Brand 2 58.0% 2 37.3% 2 64.4% 4 CBD Brand 3 55.7% 3 32.2% 5 57.8% 29 CBD Brand 4 51.9% 4 34.2% 3 65.8% 1 Green Roads 50.8% 5 33.2% 4 65.3% 3 • The Green Roads brand continues to perform well despite limited investment in the last two years • An industry leader in terms of brand awareness • Strong ability to convert awareness and consideration to purchase • Creates value for carrying retailers (1) Nielsen, 52 weeks ending September 11, 2021. Represented in USD. ACV stands for “all commodity volume”. Chart displays retail sales by brand per million dollars of ACV for the stores that sold the brand’s items.

Initiative Rationale 1. Maximize the strength of the Green Roads brand ✓ Solution-based products simplify the consumer buy decision and allow us to interact with them every day 2. Distribution channel review and alignment ✓ Market has shifted and so has where consumers look for CBD-based health and wellness products 3. Full portfolio product review and rationalization ✓ Simplified portfolio with greater focus on target areas and “Solutions” which brought new formats and pricing strategies designed for each channel 4. Enhance online infrastructure ✓ Green Roads now has one of the most prolific online infrastructure in the space 5. Team support and buildout ✓ Key positions and experience being added to drive the go forward strategy 6. Cross platform collaboration to drive value ✓ Cross border relationships introduced to drive new B2B business while operational and supplier challenges were solved to manage target volumes 2022 BUSINESS PLAN WE HAVE BEEN BUSY – NOW POSITIONED FOR SIGNIFICANT REVENUE GROWTH 51 TSX: VLNS | NASDAQ: VLNS

2022 BUSINESS PLAN SELLING SOLUTIONS – IT’S MORE THAN JUST SELLING CBD … SO MUCH MORE 52 TSX: VLNS | NASDAQ: VLNS We believe you can do more than just “get through” the day. We believe you can OWN it. And we’re here to help

2022 BUSINESS PLAN THREE PATHWAYS TO MARKET – RETAIL, ONLINE AND WHITE LABEL 53 • Opportunities for significant growth are available in each path • Growth drivers differ and require considerable operational efficiency and coordination across the business • Contribution is expected to change as the online business gains momentum • Brand campaign to drive volumes at Retail and Online • Sophisticated on-line marketing strategy and E- commerce platform to generate outsized growth • White label business offers low hanging fruit • Opportunities to leverage Valens cross border and other relationships • Asset utilization and sharing of overhead burden to support strong margin performance TSX: VLNS | NASDAQ: VLNS 60% 35% 5% 35% 60% 5% Revenue Segmentation Estimated Product Breakdown Online Retail B2B 2021 2022 Gummies 30.0% - 40.0% Topicals 15.0% - 25.0% Oils 15.0% - 20.0% Vapes 8.0% - 12.0% Capsules 7.5% - 12.5% Other 5.0% - 10.0%

2022 BUSINESS PLAN RETAIL STRATEGY – BRICK-AND-MORTAR LOCATIONS 54 1. Strategies must be channel specific – one size does not fit all • Target the channels that best position our Solutions • Align products, formats and pricing strategies • Experienced salespeople paired with strategic broker relationships 2. Capitalize on existing brick-and-mortar retail relationships as the market awakens from COVID • 7,000+ doors - early signs are positive 3. Identify and penetrate new retail relationships in target channels • Differentiated Solutions offering is well positioned 4. Support retail strategy roll-out with effective marketing assets • Promotional and education materials • In store support with new products and starter bundles TSX: VLNS | NASDAQ: VLNS Green Roads Channel Review Channel Target Smoke & Vape Defend and Grow Independent Pharmacies Defend and Grow Medical and Specialty Defend and Grow Convenience Expand Presence Food & Mass Expand Presence Chain Pharmacy Penetrate Vitamin & Natural Penetrate Pet Penetrate

2022 BUSINESS PLAN RETAIL STRATEGY – ONLINE D2C 55 1. Green Roads first ever brand campaign launched in January 2022 –“Own The Day” 2. Online strategy was synchronized with the launch • Search, affiliate, email, social, programmatic bidding 3. Strategies designed to attract consumers at all levels of the funnel • One simple objective: drive consumers to Green Roads website 4. Smart marketing spend and focused execution is already driving growth • 13MM users reached with over 40MM impressions • Organic web sessions are up by more than 15% • Conversion rate on website already showing growth TSX: VLNS | NASDAQ: VLNS TM TM TM TM TM TM TM TM

S U N I L GANDHI CHIEF FINANCIAL OFFICER

2022 BUSINESS PLAN REVENUE SEGMENTATION 57 TSX: VLNS | NASDAQ: VLNS Provincial Sales 40 - 50% Green Roads / International 25 - 35% B2B 15 - 25% Other 2 - 5% 5 of the top 7 Canadian LPs PARTNER BRANDS Retail/B2C Segments TM

58 TSX: VLNS | NASDAQ: VLNS 2022 BUSINESS PLAN COST SYNERGIES AND OPTIMIZATION 2021 was a highly transformational year for Valens including the integration of strategic acquisitions: The next phases of our ‘Launch, Grow, Optimize’ strategy are well underway after a highly successful ‘Launch’ phase that positioned Valens as a leading cannabis consumer products company Optimization strategies are underway and $10MM in annual cost efficiencies have been identified through operational process efficiency gains, reductions in manufacturing and sourcing costs, organizational realignment and realization of M&A synergies Valens is targeting additional annual cost efficiencies of $10MM and monetization of $5 - 10MM in surplus or unnecessary assets and tighter working capital management by the end of 2022 Valens has now entered the ‘Grow & Optimize’ phases of its strategy, with significant cost savings identified for 2022

2022 BUSINESS PLAN INITIAL $10MM OF COST EFFICIENCIES IDENTIFIED 59 We are now capturing the first wave of synergies through operational and organizational changes that will not only improve our efficiencies but also drive the business towards becoming EBITDA positive in fiscal Q4 2022 TSX: VLNS | NASDAQ: VLNS Initiative Estimated Range Organizational Realignment and M&A Synergies $2MM - $4MM Optimized Sourcing of Input Costs $3MM - $4MM Automation & Process Improvements $3MM - $4MM Total $10MM Breakdown of Initial Cost Efficiencies Management overlap, back-office support, centralization of labour to Kelowna K1/K2 Centralized bulk sourcing and purchasing of biomass and other inputs reduces costs and improves quality Automation and process improvements drive down labour and inventory costs and increases throughput

60 2022 BUSINESS PLAN M&A INTEGRATION PROGRESS FINANCIAL SYSTEMS OPERATIONS COMMERCIAL COMMENTS • Successfully licensed and commissioned • Supply chain, regulatory and quality processes in place • ERP implementation complete • Operating at high capacity • Successful launch of numerous new products, both Valens branded and B2B • ERP integration underway • Retail distribution plan underway • New international export pathways unlocked • ERP integration planned • New products launched • Transition of brand to Versus underway • Packaging and pre-roll production moved to K2 • Rationalization of products underway • ERP integration underway

2022 BUSINESS PLAN COST EFFICIENCIES THROUGH OPTIMIZED BIOMASS SOURCING 61 TSX: VLNS | NASDAQ: VLNS • Valens is unique relative to other Canadian licensed producers in that it doesn’t own or operate material cultivation operations, instead choosing to source biomass from a diversified network of growers • Acquisition of Citizen Stash brought its network of craft contract growing partners into Valens sophisticated ecosystem Greenhouse, Indoor and Outdoor Source Biomass from Diversified Network of Growers 1. Leverage position as one of the largest bulk purchasers of biomass in the Canadian market – centralized purchasing increases buying power 2. Balance spot biomass purchases with longer term contract growing arrangements to ensure consistency of supply at predictable prices. Demand Driven Supply Chain Asset Light, Cost Efficient Sourcing

2022 BUSINESS PLAN COST EFFICIENCIES THROUGH ENHANCED AUTOMATION & PROCESS IMPROVEMENT 62 • During 2021, Valens was focused on launching new products in the various provinces which was initially supported by largely manual processes • In 2022, the focus has shifted to automation & standardized processes which are expected to have a positive impact as follows: TSX: VLNS | NASDAQ: VLNS 1 Reduced Labour Cost Per Unit Automated equipment reduces reliance on manual labour, reducing staffing costs and expanding margins Increased Production Capacity Higher throughput will allow Valens to meet the strong consumer demand for its products – driving higher revenue over its existing cost base Higher OTIF Rates Higher production run speeds and more consistency will enable higher OTIF rates with provincial distributors – reducing missed sales opportunities and maximizing the value of our distribution footprint Optimized Inventory Levels Higher capacities and run speeds will allow Valens to better optimize inventory levels, boosting the overall efficiency of its operating facilities and improving working capital management 2 3 4

100% 120% 140% 160% 180% 200% 220% Q3/21 Q4/21 Q1/22 Q2/22 Q3/22 Q4/22 Accounts Receivables Inventory 2022 BUSINESS PLAN IMPROVING MANAGEMENT OF WORKING CAPITAL 63 TSX: VLNS | NASDAQ: VLNS • Valens expects to see a gradual decline in its accounts receivables as a % of revenue throughout 2022 • Receivables were elevated in 2021 as B2B composed a substantial portion of the historical revenue base, but the ongoing shift toward B2C revenue is expected to drive a consistent decline in accounts receivables balances as a % of revenue • Inventory is another area where Valens expects to drive improvement in 2022 • By the end of 2022, the company is targeting more normalized inventory levels of ~90 days on hand A/R and Inventory as a % of Quarterly Revenue(1) Gradual Declines Expected With Increasing B2C Revenue and Normalization of Inventory Levels (1) Chart displays trade and other receivables, and inventory from published financial statements as a percentage of net revenue generated in the given quarter

2022 BUSINESS PLAN MAJOR CAPITAL PROJECTS COMPLETED, ANNUAL RATES OF EXPENDITURE TO NORMALIZE 64 • Valens has invested heavily into its world class facilities and is well positioned to take advantage of its buildout • Remaining expenditures in 2022 and 2023 relate to automation equipment to drive efficiencies and margin improvement as well as investments in ERP and data analytics platforms TSX: VLNS | NASDAQ: VLNS $5.7 $20.2 $23.4 $15.2 $4.0 $3.5 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 2018 2019 2020 2021 2022 2023 Capital Expenditure ($MM) $20.0 Note: Valens has already incurred $15.2M in capital expenditure in the first three quarters of fiscal 2021. Upper end of range has been provided for Q4 estimates

2022 BUSINESS PLAN THE PATHWAY TO PROFITABILITY AND POSITIVE CASH FLOW 65 TSX: VLNS | NASDAQ: VLNS Expected Cadence of Financial Results Q1/22 Q2/22 Q3/22 Q4/22 Net Revenue Gross Profit EBITDA • Valens expects to achieve positive EBITDA in Q4/22 through strong revenue growth and sustainable margin expansion as follows: • First wave of cost efficiencies expected to be realized in Q2 2022 with most of the impact falling in the H2FY22 • Benefits of enhanced automation are expected to be realized as early as H1FY22, with further benefits through the year • Margin benefit of optimized sourcing is expected to be reflected in H2FY22 financial results • Key ingredients are in place to put Valens on track towards decreasing the current level of cash burn and achieving positive cash flow • Improved profitability • Improvements in working capital management • Reduced planned capital expenditures • Valens is in a solid position having raised $40MM in December 2021

JEFF FALLOWS P R E S I D E N T

0% 20% 40% 60% 80% 100% 120% 140% VLNS LP 1 LP 2 LP 3 LP 4 LP 5 LP 6 LP 7 LP 8 2022 BUSINESS PLAN VALENS HAS BEEN FOCUSED ON DRIVING SHAREHOLDER VALUE 67 Cannabis Revenue per Dollar Invested(1) Investing in the right assets and opportunities drives long term shareholder value TSX: VLNS | NASDAQ: VLNS • Valens has achieved the highest revenue per dollar invested amongst its peers(1) • Achieved through the following key initiatives: 1. Investing in strategically important and high return assets and opportunities 2. Driving revenue growth through industry leading product innovation 3. Higher penetration into flower products utilizing an asset-light approach 4. Increased operational outputs and efficiencies through higher asset utilization and automation (1) Company filings, S&P Capital IQ. Chart displays the ratio of incremental cannabis revenue generated to the net amount of equity capital raised and invested by the respective company since January 2017

68 EV (C$MM)(1) EV / 2022E Revenue(1) Dual Listing US Exposure Portfolio of Brands Exposure to Full Canadian TAM Pathway to Profitability $180 1.0x $4,182 4.8x $3,770 6.2x $1,085 4.2x $607 2.3x $501 3.4x $405 2.7x TSX: VLNS | NASDAQ: VLNS UNDERSTANDING THE VALUATION GAP FACTORS LEADING TO THE VALUATION GAP BETWEEN VALENS AND LP PEERS TM TM TM TM TM TM Targeted areas where Valens intends to close the loop to narrow valuation gap vs other large/mid cap Canadian LPs (1) S&P Capital IQ as of January 31, 2022

2022 BUSINESS PLAN POSITIONED TO CLOSE THE VALUATION GAP 69 TSX: VLNS | NASDAQ: VLNS Valens trades at 1.0x EV / 2022E Revenue compared to average cannabis peers at 3.6x(1) The Valuation Gap 1. Fundamentals focused: Short-term voting machine, long-term weighing machine 2. Revenue growth: as provincial sales growth materializes Valens deserves a higher multiple 3. EBITDA positivity: higher EBITDA margins through the deployment of production automation and efficiencies 4. US development: deeper involvement in the large US market, through CBD or other CPG channels KPI Execution to Close the Gap Closing the Valuation Gap (EV / 2022E Revenue)(1) 3.6x 1.0x (1) S&P Capital IQ as of January 31, 2022. Average cannabis peers refers to the US Listed Canadian LPs cohort in Appendix B

T Y L E R ROBSON CHIEF EXECUTIVE OFFICER & CHAIRMAN

SUMMARY & CONCLUSION 71 TSX: VLNS | NASDAQ: VLNS

72 TSX: VLNS | NASDAQ: VLNS QUESTIONS AND COMMENTS

APPENDIX A 73 TSX: VLNS | NASDAQ: VLNS SECTOR COHARTS Category Soft Drink Coca-Cola Beer AB Inbev Tobacco Philip Morris International Cannabis Curaleaf Coffee Starbucks Wine Constellation Spirits Diageo Brands Digital Entertainment Comcast Craft Beer Boston Beer Chocolate Mondelez International Bottled Water Nestle OTC Pain Medication Johnson & Johnson Gums & Mints Mondelez International

APPENDIX B

INDUSTRY CONSTITUENTS

US Listed Canadian LPs	Technology	Packaged Foods	Non-US Listed Canadian LPs
Tilray Brands, Inc.	Netflix, Inc.	Conagra Brands, Inc.	Auxly Cannabis Group Inc.
Canopy Growth Corporation	Shopify Inc.	B&G Foods, Inc.	Rubison Organics Inc.
Aurora Cannabis Inc.	Tesla, Inc.	The Kraft Heinz Company	Decibel Cannabis Company Inc.
Village Farms International, Inc.	Teladoc Health, Inc.	Beyond Meat, Inc.	
HEXO Corp.	Roku, Inc.	Mondelez International, Inc.	
OrganiGram Holdings Inc.	Twitter, Inc.	SunOpta Inc.	
Cronos Group Inc.	Twilio Inc.	Maple Leaf Foods Inc.	
US MSOs	**Alcohol**	**Household Products**	
Trulieve Cannabis Corp.	The Boston Beer Company, Inc.	The Procter & Gamble Company	
Verano Holdings Corp.	Constellation Brands, Inc.	Colgate-Palmolive Company	
Green Thumb Industries Inc.	Anheuser-Busch InBev SA/NV	The Clorox Company	
Cresco Labs Inc.	Diageo plc	Church & Dwight Co., Inc.	
TerrAscend Corp.	Molson Coors Beverage Company	Unilever PLC	
Curaleaf	Brown-Forman Corporation		
Pharmaceuticals	**Non-Alcohol**	**Tobacco**	
Pfizer Inc.	The Coca-Cola Company	Altria Group, Inc.	
Amgen Inc.	Celsius Holdings, Inc.	British American Tobacco p.l.c.	
Gilead Sciences, Inc.	Keurig Dr Pepper Inc.	Philip Morris International Inc.	
Regeneron Pharmaceuticals, Inc.		Imperial Brands PLC	
Bristol-Myers Squibb Company			
AbbVie Inc.			
Biogen Inc.			

TSX: VLNS | NASDAQ: VLNS 74

CONTACT US TORONTO KELOWNA 96 Spadina Ave, Suite 400 Toronto, ON 230 Carion Rd Kelowna, BC EMAIL PHONE IR@TheValensCompany.com 1 647-956-8254 TSX: VLNS | NASDAQ: VLNS 75